UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Hear My Voice, Inc.

Legal status of issuer

    Form
Corporation

    Jurisdiction of Incorporation/Organization
Florida

    Date of organization
October 13, 2015

Physical address of issuer
1236 Oxbridge Drive, Lutz, FL 33549

Website of issuer
https://hearmyvoice.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
August 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 11, 2017

Hear My Voice, Inc.



Up to $750,000 of Crowd Notes

Hear My Voice, Inc. ("Hear My Voice", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 14, 2017. The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 14, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches its Closing Amount prior to August 14, 2017, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or

approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: https://hearmyvoice.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

UPDATES

Updates on the status of this offering may be found at: https://www.seedinvest.com/hear.my.voice

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Hear My Voice, Inc. (the "Company") is a Florida Corporation, formed on October 13, 2015. The Company was formerly known as Hear My Voice, LLC.

The Company is located at 1236 Oxbridge Drive, Lutz, FL 33549.

The Company's website is https://hearmyvoice.com/.

A description of our products as well as our services, process, and business plan can be found on the company's profile page on SeedInvest under https://www.seedinvest.com/hear.my.voice and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Business
Hear My Voice is a free community-powered and non-partisan civic engagement platform that provides users a place for viewing both for and against positions of Federal, State and Local issues. In tracking users and the multiple actions they take (I.e., their position on selected issues, etc.), we are able to develop deep data to be sold to candidates during election cycles and advocacy groups when needed.

The Business Plan
Our solutions help clients achieve specific business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by technology. We bring together our capabilities in business strategy, technology strategy and operations/functional strategy to help management teams shape and execute their transformation objectives, focusing on issues related to digital disruption, competitiveness and leadership.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The

company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Hear My Voice has a short operating history, with little proof of monetization.
The Company may find that there is less demand from advocacy groups and campaigns for their product which could negatively impact their revenue projections.

Political campaigns are seasonal.
The Company may face unforeseen lumpiness in revenue during non-election years when constituent engagement becomes less important to politicians and political organizations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Rebecca L. Kip and Steven M. Kip who are Chief Executive OfficerStart Date: 10/13/2015 End Date: Current and Chief Operating Officer of the Company. The Company has or intends to enter into employment agreements with Rebecca L. Kip and Steven M. Kip although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rebecca L. Kip and Steven M. Kip or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Hear My Voice has $25,917 in cash remaining as of April 30th.
If the Company is unable to raise capital in a timely manner, its ability to grow, address its current pipeline of customers, and meet its projections may be negatively impacted.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert

management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as KnowWho, Democracy Works, Broadnet, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well

as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.
These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a

merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.
We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity
in the company at a future date when specified conditions occur. However, it is unclear how a
court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited
liability company and since the notes set the number of underlying
securities an investor is entitled to now, but do not provide for interest or a maturity date and
only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd
Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms
of the investment and possibly providing greater rights to some investors and lesser rights to
others.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been
inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the
company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.
The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 89.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.
All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This
agreement will limit your voting rights and at a later time may require you to convert your future preferred shares

into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

BUSINESS

Description of the Business
Hear My Voice is a free community-powered and non-partisan civic engagement platform that provides users a place for viewing both for and against positions of Federal, State and Local issues. In tracking users and the multiple actions they take (I.e., their position on selected issues, etc.), we are able to develop deep data to be sold to candidates during election cycles and advocacy groups when needed.

Business Plan
Hear My Voice was developed to provide solutions to two ongoing issues: increase voter turnout especially in mid-term and local elections and help candidates to better understand their voters. We launched the platform in a key presidential election to gain insights on user's feedback and viability of the product which launched successfully in August of 2016. Our key opportunities lie in advocacy groups trying to connect and influence Congressman and Senators especially in their freshmen term and that cycle is never ending. Once in place, our regional sales staff will connect with Issue Advocacy Groups, non-profits, and corporate government relations divisions to help them increase awareness on the issues for whom they lobby. . Our sales staff will be working with state and local candidates, campaign managers, PACs, state political parties and caucuses to offer candidates a deeper understanding of their voters. The political market (campaign and advocacy media spending) is currently growing at a rate of no less than 4+% per year. Current estimates are $13B and the majority of spending is shifting from broadcast media (television and radio) to digital. We plan on capturing that revenue in off-election cycles and long range issue advocacy forums. Our plans to launch the candidate pages in June which coincides with the beginning of the election cycle for many state and local races in 2018. Leading with the states of the highest contested Governor, House and Senate races we will focus on states such as Florida, Georgia, New Jersey, Illinois, Connecticut, Pennsylvania and Rhode Island. Client campaigns require a $2,500 set up fee and monthly pricing starts at $2,500 per month with a 55% profit margin. Hear My Voice's profit margins increase after the client has been on the platform for 3 months to 70%. Costs to the company include sales commission, content management, campaign reports and marketing campaigns. There are more than 267 candidates currently vying for a seat in Florida, with an expectation of thousands of candidates across the United States. We fully expect to have a minimum of 130 campaigns to be on the Hear My Voice platform by 2018, which will generate an expected revenue of $3.6M. That number will grow as we expand to other states and expect 2020 annual revenue to exceed $20M. As we continue to expand, our plan to build out a self-service model will give us the potential to scale at a much faster rate than with our existing managed-service model.

History of the Business
The Company was founded by Steve and Becky Kip in 2015 for the initial purpose of developing a website and mobile app whose primary goal is to give "Mainstream America" an opportunity to conveniently and powerfully influence government and public policy with real actionable opportunities. A non-partisan, political education and communications tool, Hear My Voice connects constituents to their legislators with 1-click on key federal, state and/or local issues.

The Company's Products and/or Services

Product / Service	Description	Current Market
Candidate Splash Pages	Contains candidate bio along with up to five (5) relevant issues important to their voters along direct-to-office communications and social media connections. Additional offerings include media campaigns geared to drive user awareness and actions.	Political candidates, Campaign Managers, PACs, Caucuses and Political parties

Advocacy Splash Pages	Contains advocacy group bio along with up to five (5) relevant issues important to the their target audience as well as direct-to-legislator communications and social media connections. Additional offerings include media campaigns geared to drive user awareness and actions.	Advocacy groups, Non-Profits, Corporate Government Relations
Video Town Halls	LIVE!, streaming town hall meetings delivered directly to citizens, mobile phones, tablets and computers	Candidates, Elected Officials and Advocacy groups

App gamification and developing an Hispanic version across web and mobile. Development of a proprietary, predictive analytics tool. Transition from managed service platform to self service. Launch of media partnership with CBS Veterans Radio Network in June 2017.

Platform delivered via web, iOS and Android.

Competition
The Company's primary competitors are Chief competitors are Countable.us and iCitizen.com..

We have a relatively short list of "direct" competitors in the space. Those most similar include Countable.us, a San Francisco based technology startup, iCitizen.com, a platform for civic-minded individuals who want a source of transparent, aggregated information. Neither competitor offers BOTH direct connections to candidates and advocacy groups. Other key advantages include: o Exclusive communication delivery system to ALL government levels o Ability and delivery of Video Townhalls to mobile devices o State & federal public record compliant o Proprietary trademarks o Pending Major Media Partnership

Supply Chain and Customer Base
Our integrated partnerships include the following: TurboVote, an application that helps Hear My Voice makes voting easy. TurboVote keeps track of registration and vote-by-mail rules for all 50 states, and can even mail voters paper copies of their completed forms, with stamped, addressed envelopes for their local election officials. Through their platform we can also send text and e-mail reminders about registration deadlines, upcoming elections, and more. KnowWho has been helping government relations, lobbying firms, advocacy groups, the government itself connect with elected officials and their staffs for more than 15 years and their experience in this space spans more than 40 years. As a part of Hear My Voice's integration, KnowWho compiles and maintains the most complete and up-to-date database of contact, staff, and biographical data available from a single, affordable source. Urban Airship is critical for Hear My Voice's mobile strategy. With 1 in 4 apps being abandoned after the first open, it is essential that Hear My Voice on mobile isn't forgotten. Our integration with Urban Airship allows us to send timely push notifications to our users and helps to insure app usage. Broadnet™ is a technology innovator offering integrated telephone, mobile, and web communication services. By utilizing Broadnet's patented TeleForum™ product Hear My Voice makes it easy and cost-efficient for elected officials and organizations to engage with their constituents, at one time through LIVE, interactive and multimedia events. CBS Radio is launching a digital network to serve Veterans in mid-June 2017. Helping vets return to the civilian world and families of service men and women, this dedicated network provides news, financial service information and other important information 24 hours a day, 365 days a year. Hear My Voice will be featured prominently on the CBS Veteran's website to provide listeners easy access to legislators to help make their voice heard on issues that affect them. The network and Hear My Voice will be promoted on all 177 CBS radio stations nationwide.

Currently we are still at the pre-revenue stage. We have run a few campaigns for elected officials and advocacy groups. We have several pending campaigns that expect to launch in mid to late June 2017.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Mark	File Date	Registration Date	Country
Registration #5056116	Service Mark (Hear My Voice)	October 30, 2015	October 4, 2016	U.S.
Registration # 5056117	Miscellaneous Design (Flag Design)	October 30, 2015	October 4, 2016	U.S.
Serial #87357838	Service Mark (Mobile democracy for the civic minded.)	March 3, 2017	Registration In Process	U.S.

Hear My Voice continues to develop new features to enhance our existing platform and to expand the range of our service offerings. Investment will vary based on market changes and future revenue opportunities.

Real Property

The Company does not own any leases or properties. Becky and Steve Kip

Governmental/Regulatory Approval and Compliance
N/A

Litigation
None

Other
The Company's principal address is 1236 Oxbridge Drive, Lutz, FL 33549

The Company conducts business in All 50 U.S. states.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	31.50%	$7,875	8.30%	$62,250
General Marketing	23.98%	$5,994	34.85%	$261,344

Repayment of Debt	6.85%	$1,713	8.25%	$61,898
App Development	8.90%	$2,226	11.00%	$82,530
Sales and Travel	20.55%	$5,138	25.68%	$192,570
Public Relations and Trade Shows	3.43%	$856	1.83%	$13,755
Vendor/Partner Integrations	4.80%	$1,199	5.50%	$41,265
Misc. Business Expenses	0.00%	$0	4.59%	$34,388
Total	**100.00%**	**$25,000**	**100.00%**	**$750,000**

The above table of the anticipated use of proceeds is not binding on the company and is merely description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the company.

DIRECTORS, OFFICERS AND EMPLOYEES
Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Rebecca L. Kip

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer Start Date: 10/13/2015 End Date: Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer Start Date: 10/13/2015 End Date: Current Responsibilities include, but are not limited to, developing the strategic path of the company, oversee at a high level the company's sales and marketing strategy and direct selling of the company's revenue components.

Education
High School education. No professional licenses held at this time.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity

Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Florida (U.S.).

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Becky L. Kip	Founder and CEO	Oct 13, 2015	
Steven M. Kip	COO	Oct 13, 2015	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:
N/A

The Company has the following debt outstanding:

Type of debt	SBA Loan
Name of creditor	North-Star Bank
Amount outstanding	$349,936.74
Interest rate and payment schedule	Wall Street Journal Prime plus 2.75% , adjusted quarterly
Amortization schedule	7 year term
Describe any collateral or security	First security interest in all business assets

Following the offering, the total amount of outstanding indebtedness of the Company will be $315,435. Details of the debt payment schedule can be found in Exhibit B- Financial Statements.

Ownership
A majority of the Company is owned by Rebecca Kip (Founder) at 89%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Rebecca Kip	89.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized no revenues through December 31, 2016

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we are still in the pre-revenue and user acquisition stage. It is our plan to achieve and or exceed future profitability during the 12 months following receipt of the offering proceeds based on our projected sales revenues and user acquisition modeling.
We have reached the end of our financial runway from initial funding we are currently less than 20K in monthly burn rate. Presuming a successful raise we project our monthly burn rate to run approximately $60,000 - $65,000 based on our existing growth strategy. a month to sustain operations.

Liquidity and Capital Resources
The proceeds of the offering are not necessary to the operations of the Company. The offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have less than $10,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures in the past two years.
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2.5 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $750,000 from investors through Regulation Crowdfunding before the deadline of August 14, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than non-major investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Dilution

Even once the Notes convert into equity securities, the investor's stake in the company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Loan
Notes Payable
The Company received $40,000 during the year ended December 31, 2016 from four investors in informal arrangements that bear no interest and have no set maturity date. The intention of these investments was to convert into the Company's equity upon conversion to a corporation. See Note 9 for discussion of the conversion of these notes payable. $40,000 remained outstanding and payable as of December 31, 2016.

Term Loan
On September 15, 2016, the Company entered into a note agreement for a $350,000 term loan. The loan bears interest at 6.5% and matures after a term of 7 years in September 2023. The note requires interest only payments for the first six months, then payments of principal and interest in

the amount of $5,472 per month for the remaining 78 months. The loan is guaranteed by the Company's officers and a company controlled by one of the Company's officers. The loan is collateralized by a first security interest in substantially all assets of the Company and real property owned by the Company's officers. The loan is subject to various covenants and provisions. Interest expense under this loan was $6,423 for the year ended December 31, 2016. The balance due under the loan as of December 31, 2016 was $349,937. Loan fees of $12,236 were incurred and recorded as a discount to the note and will be amortized to interest expense under the effective interest method over the life of the loan. $510 of this discount was amortized to interest expense during the year ended December 31, 2016. Future principal payments on this obligation are as follows:

December 31	Principal Payments
2017	$ 33,957
2018	46,554
2019	49,672
2020	52,998
2021	56,548
2022	60,335
2023	49,873
	$ 349,937

OTHER INFORMATION
Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

The intermediary will notify investors when the target offering amount has been met;

The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;

If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;

If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1.   Personal information such as your current address and phone number
2.   Employment and employer information
3.   Net worth and income information
4.   Social Security Number or government-issued identification
5.   ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-

month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1.   The company becomes a fully-reporting registrant with the SEC
2.   The company has filed at least one annual report, but has no more than 300 shareholders of record
3.   The company has filed at least three annual reports, and has no more than $10 million in assets
4.   The company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the Securities Act
5.   The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1.   To the company that sold the Securities
2.   To an accredited investor
3.   As part of an offering registered with the SEC (think IPO)
4.   To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses Securities and the company does not have any plans to list these Securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Steven M. Kip
_____
(Signature)

Steven M. Kip
_____
(Name)

Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rebecca L. Kip
_____
(Signature)

Rebecca L. Kip
_____
(Name)

Chief Executive Officer
_____
(Title)

_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Offering Memorandum
Exhibit B   Financial Statements
Exhibit C   SeedInvest Profile
Exhibit D   Investor Deck
Exhibit E   Video Transcript

Hear My Voice, Inc.
A Florida Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Hear My Voice, Inc.

TABLE OF CONTENTS



To the Stockholders of
Hear My Voice, Inc.
Lutz, Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Hear My Voice, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the year ended December 31, 2016 and for the period from October 13, 2015 (inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
June 2, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

HEAR MY VOICE, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

		2016		2015
ASSETS				
Current Assets:				
Cash and equivalents	$	121,795	$	91,390
Prepaid expense		-		19,995
Total Current Assets		121,795		111,385
Intangible assets - trademarks		1,910		1,910
TOTAL ASSETS	$	123,705	$	113,295
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	1,111	$	1,624
Related party advance		66,031		100
Notes payable		40,000		-
Term loan, current portion		33,957		-
Total Current Liabilities		141,099		1,724
Long-Term Liabilities:				
Term loan, net of unamortized loan fees and current portion		304,253		-
Total Long-Term Liabilities		304,253		-
Total Liabilities		445,352		1,724
Members' Equity (Deficit):		-		200,000
Stockholders' Equity (Deficiency):				
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 0 and 0 shares issued and outstanding as of December 31, 2016 and 2015, respectively.		-		-
Common Stock, $0.0001 par, 10,000,000 shares authorized, 2,670,000 and 0 shares issued and outstanding as of December 31, 2016 and 2015, respectively.		267		-
Additional paid-in capital		199,733		-
Accumulated deficit		(521,647)		(88,429)
Total Stockholders' Equity (Deficiency)		(321,647)		111,571
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$	123,705	$	113,295

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

HEAR MY VOICE, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2016 and the period from October 13, 2015 (inception) to December 31, 2015

	2016	2015
Net revenues	$ -	$ -
Cost of net revenues	-	-
Gross profit	-	-
Operating expenses:		
Sales and marketing	201,442	-
Research and development	135,071	83,940
General and administrative	89,597	4,489
Total operating expenses	426,110	88,429
Loss from operations	(426,110)	(88,429)
Other expenses:		
Interest expense	(7,108)	-
Total operating expenses	(7,108)	-
Net loss	$ (433,218)	$ (88,429)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 3 -

HEAR MY VOICE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the year ended December 31, 2016 and the period from October 13, 2015 (inception) to December 31, 2015

	Members' Equity	Common Stock Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
Balance at October 13, 2015 (inception)	$ -	-	$ -	$ -	$ -	$ -
Capital contributions from founders	200,000	-	-	-	-	200,000
Net loss	-	-	-	-	(88,429)	(88,429)
Balance at December 31, 2015	200,000	-	-	-	(88,429)	111,571
Conversion to corporation	(200,000)	2,670,000	267	199,733	-	-
Net loss	-	-	-	-	(433,218)	(433,218)
Balance at December 31, 2016	$ -	2,670,000	$ 267	$ 199,733	$ (521,647)	$ (321,647)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

HEAR MY VOICE, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2016 and the period from October 13, 2015 (inception) to December 31, 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (433,218)	$ (88,429)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of note discount	510	-
Changes in operating assets and liabilities:		
(Increase)/decrease in prepaid expenses	19,995	(19,995)
Increase/(decrease) in accounts payable	(513)	1,624
Net Cash Used In Operating Activities	(413,226)	(106,800)
Cash Flows From Investing Activities		
Trademark costs	-	(1,910)
Net Cash Used In Investing Activities	-	(1,910)
Cash Flows From Financing Activities		
Proceeds from issuance of notes payable	40,000	-
Advances from related parties	65,931	100
Proceeds from issuance of term loan	350,000	-
Loan fees	(12,300)	-
Capital contributions	-	200,000
Net Cash Provided By Financing Activities	443,631	200,100
Net Change In Cash	30,405	91,390
Cash at Beginning of Period	91,390	-
Cash at End of Period	$ 121,795	$ 91,390
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 7,108	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

HEAR MY VOICE, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2016 and 2015 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Hear My Voice, Inc. (the "Company"), is a corporation organized under the laws of Florida. The Company was originally incorporated as a Florida limited liability company on October 13, 2015 under the name Hear My Voice, LLC (the "LLC"). The LLC converted to a Florida corporation on December 14, 2016. The Company runs a website and mobile application that serves as a political and issue advocacy communications tool, connecting constituents to their communities and legislators and also is used as an election tool to provide non-partisan constituent education and communication.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no receivables or associated allowances.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2016 and 2015, the Company held no property and equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized no revenues through December 31, 2016

Research and Development

Costs for technology, including predevelopment efforts prior to establishing technological feasibility of our platform are expensed as incurred. Development costs are capitalized when technological feasibility has been established and anticipated future revenues support the recoverability of the capitalized amounts. Capitalization stops when the product is available for general release to customers. Due to the short time period between achieving technological feasibility and product release and the insignificant amount of costs incurred during such periods, the Company has not capitalized any software development, and have expensed these costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

From its October 13, 2015 inception until December 14, 2016, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements during that period. For the period after the December 14, 2016 conversion to a corporation, the Company was taxed as a corporation. The Company incurred an immaterial net operating loss to the corporation for the period after conversion. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $433,218 and $88,429 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $521,647 as of December 31, 2016, and current liabilities exceed current assets by $19,304 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Notes Payable

The Company received $40,000 during the year ended December 31, 2016 from four investors in informal arrangements that bear no interest and have no set maturity date. The intention of these investments was to convert into the Company's equity upon conversion to a corporation. See Note 9 for discussion of the conversion of these notes payable. $40,000 remained outstanding and payable as of December 31, 2016.

Term Loan

On September 15, 2016, the Company entered into a note agreement for a $350,000 term loan. The loan bears interest at 6.5% and matures after a term of 7 years in September 2023. The note requires interest only payments for the first six months, then payments of principal and interest in the amount of $5,472 per month for the remaining 78 months. The loan is guaranteed by the Company's officers and a company controlled by one of the Company's officers. The loan is collateralized by a first security interest in substantially all assets of the Company and real property owned by the Company's officers. The loan is subject to various covenants and provisions. Interest expense under this loan was $6,423 for the year ended December 31, 2016. The balance due under the loan as of December 31, 2016 was $349,937. Loan fees of $12,236 were incurred and recorded as a discount to the note and will be amortized to interest expense under the effective interest method over the life of the loan. $510 of this discount was amortized to interest expense during the year ended December 31, 2016. Future principal payments on this obligation are as follows:

December 31,		Principal Payments
2017	$	33,957
2018		46,554
2019		49,672
2020		52,998
2021		56,548
2022		60,335
2023		49,873
	$	349,937

NOTE 5: RELATED PARTY ADVANCE

An officer of the Company and an entity controlled by him have advanced funds since inception to the Company to satisfy the Company's obligations. These advances bear no interest and are considered payable on demand. As of December 31, 2016 and 2015, $66,031 and $100 were due and payable under these arrangements.

NOTE 6: STOCKHOLDERS' EQUITY

The Company was originally incorporated as a Florida limited liability company. The associated members' equity was applied to stockholders' equity and the member was issued 2,670,000 shares of common stock in the corporation in exchange for the membership interests at the December 14, 2016 conversion date. Upon conversion to a Florida corporation on December 14, 2016, the Company authorized 10,000,000 shares of common stock at $0.0001 par value and 5,000,000 shares of Preferred Stock at $0.0001 par value. As of December 31, 2016 and 2015, 2,670,000 and 0 shares of common stock were issued and outstanding, respectively. The Company's common stock and preferred stock vote together and have equal liquidation and dividend rights, subject to future rights and privileges of preferred stock.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

In 2017, the Company authorized for issuance 330,000 shares of common stock, as follows. While authorized, these issuances have not yet been executed as of the issuance of these financial statements.

- $40,000 of notes payable held by four noteholders were converted into 60,000 shares of common stock.
- A total of 240,000 shares of common stock were issued to two service providers in exchange for notes receivable of $160,000 to be paid in the form of services.
- 30,000 shares of common stock were granted to developers in exchange for services rendered to the Company.

Management has evaluated subsequent events through June 2, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.





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Hear My Voice, Inc.

Mobile democracy for the civic minded. Edit Profile

$500	$2,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Hear My Voice, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Hear My Voice, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

2016 Election Advertising Spend
$9.8B

2016 Lobbying Dollars Spent
$3.2B

- Over 25K Unique Users, Nearly 30K social media followers
- Announced partnership with Broadnet to expand their existing telephone town halls to live. Other partners include TurboVote and KnowWho.
- Founder has19-Year Government/Political Media Sales Management experience from Sinclair Broadcast, CBS, and Pandora Radio
- 200+ of federal, state & local issues available for live polling on the platform

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Financial Discussion
Market Landscape
Data Room
SeedInvest

- Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note

PROFILE MENU



> Valuation Cap: US $2,500,000

> Target Minimum Raise Amount: US $300,000

> Offering Type: Side by Side Offering

Our Vision: An uncluttered, neutral constituent platform and a communication tool that also serves as an election tool.

Hear My Voice is the go-to source for political and voter information for citizens.

Hear My Voice provides politically unengaged citizens with an all-inclusive, easy-to-use platform to help them understand political issues and take action. **Hear My Voice** does this by approaching politics from a nonpartisan perspective. **Hear My Voice** offers a relatable and reliable alternative to mainstream news media and political apps that do not affect real change.

With this information, we provide candidates and elected officials a deeper understanding of their voters' core values and persona helping them make better decisions on their constituents behalf.

Core Values

● To voice underrepresented people's (third parties, single-issue voter, women, minorities, millennials) opinions in the political arena

● To offer an alternative to news media bias by presenting both sides of an issue

● To combat clicktivism and inspire real political actions

● To make it as simple and convenient as possible to remain civically engaged

● Make the political process more streamlined and accessible with technology

Pitch Deck





Highlights	Overview
Product & Service	Team Story
Q&A with Founder ▶	Term Sheet
Financial Discussion	Market Landscape
	Data Room

‹   ›

✉ SeedInvest

Product & Service

 PROFILE MENU

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What is the technology?

Hear My Voice is a mobile app and website that provides both sides of every issue, and offers people the ability to take real action by both contacting their elected officials and sharing their position with their friends with a single mouse click.

What benefit(s) does Hear My Voice provide its customers?

Political candidates will gain a much deeper awareness of their voter's position on issues. **Hear My Voice** provides two-way communication for candidates and politicians in a neutral and non-hostile environment. Our ability to poll our users as well as deliver LIVE!, virtual town halls inside the app is unique to the industry.

How is Hear My Voice different from what else is out there?

America's system of elected representation encourages elected officials to feel obliged to narrow subsets of the electorate rather than a broad cross-section of citizens.

Meanwhile, the American public has become increasingly alienated because of the failures of our representational system that tells us it's pointless to get involved. Taken together, America's lack of civic and political participation constitute a self-perpetuating cycle of public powerlessness.

Hear My Voice is a platform that offers users hundreds of federal, state and local issues to follow, share and take immediate action on.

In tracking user actions and appending over 200 consumer data points to a user's profile, **Hear My Voice** is able to harvest deep and insightful political data not previously available, as although State voter files have traditionally provided a foundation for data sets, they contain many inaccuracies and come in a range of unwieldy formats.

Hear My Voice quickly compiles and integrates all of our proprietary data sets into manageable formats, appending additional and updated information where possible. **Hear My Voice's** technology also helps political candidates reduce the costs of traditional, in-person voter contact.

Is there IP behind what Hear My Voice provides?

Hear My Voice has developed our own communications tool to deliver phone calls, e-mails and tweets to government officials. After tracking users we can recommend other issues they may also be interested in.

Gallery

















BUSINESS & TECH.
THE WALL STREET JOURNAL.
The Cross Border Express
Edward N. Luttwak
Trumphobia? Get Over It
Political Favor
Public Gathers to Mourn a

Images-0015-2.jpg. hmv promo image 1

Media Mentions

THE HILL

Upstart

MORPHEUS
NO SUIT · NO TIE · NO BULLSHIT

ELITE DAILY

Highlights
Product & Service
Q&A with Founder
Financial Discussion
Overview
Team Story
Term Sheet
Market Landscape
Data Room







SeedInvest

PROFILE MENU




Team Story

Hear My Voice Founder & CEO, **Becky Kip**, had a vision to build a political advocacy app that put democracy back in the hands of the people - quite literally.

Her interest in political advocacy blossomed from her years working directly with government divisions. She was curious as to why more organizations and political advocates weren't using broadcast media advertising to help ensure consensus for their positions in their efforts to influence political votes, so she set out to build a platform that would bridge that gap.

However, she noticed in her research that there was no single source for people to go and truly get both sides of an issue, digest the good and the bad, and connect with their represented elected official all at once. Millennials, now the largest voting population and the most socially conscious of any previous generation, weren't showing up at the polls to vote, especially in midterm elections. They felt they didn't have the facts to make informed decisions and that media advertising was slanted and misconstrued. They wanted transparency and ease of use and would rather vote after learning both sides.

Driven by the desire for U.S. citizens to make well-informed decisions and take action on the issues they cared about, with efficient access to their elected officials regardless of their affiliation. Becky wanted to engage citizens at the national, state and local levels and give everyone the ability to truly have their voices heard.

Hear My Voice was also developed to help elected officials and candidates understand their constituents and voters much more intimately so they too could make better decisions on their constituents' behalf.

One of the most important parts of **Hear My Voice** is also to make sure people stay politically engaged AFTER the elections have passed. All of the tools on Hear My Voice were designed to increase voter turnout in midterm and local elections while simultaneously impacting down-ballot voting.

A huge opportunity for **Hear MY Voice** happens now that a new President has been elected, as well as when Congressmen and Senators are seated. With decisions being made on behalf of all citizens, we must feel like we can still be heard.

The **Hear My Voice** team along with their Advisors are a compilation of the best in politics, policy, media, advertising and technology. We draw off the strengths of each team member to provide what users want and what politicians need, filling the gaps in Political Technology at each and every level of government.

Meet the Founders



Becky Kip
FOUNDER & CEO

Focused on putting democracy back in the hands of the people, Ms. Kip is the Owner and Operator of Hear My Voice, a fast-growing political issue advocacy platform and elected official communication tool, while concurrently serving as government and as a political media advisor. Becky continuously develops media strategies and campaigns that connect political officials to their constituents and advocacy groups to citizens for political and social issue education.

Prior to starting Hear My Voice, Ms. Kip worked in senior leadership roles at Pandora Radio, CBS Television Stations, WTSP Channel 10 Multi-Media and WTTA WB38 where she led change driving robust digital media, social media, public relations, broadcasting, multimedia advertising solutions, pro-social and political issue advocacy initiates.



Steven Kip
CHIEF OPERATING OFFICER

A 35-year marketing and advertising strategist, Steven previously developed and sold cross-platform, multi-media marketing and sponsorship sales packages for Florida's Sunshine Network, Fox Sports Florida, and the NHL's Tampa Bay Lightning, successfully selling six and seven figure sponsorship offerings to clients that included such national clients as Southwest Airlines, Miller Brewing Company and Gatorade.

He has led and mentored diverse sales teams focused on maximizing performance through training, motivation, inspiration and effective supervision. In previous management roles, Steven has been involved in planning, goal-setting, policy development and overall operational management.

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Notable Advisors & Investors

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Peter Cherukuri

Advisor, Focused on tech and business model disruption in the political info industry.



Garry Welsh

Advisor, Builds high performing teams that deliver breakthroughs in business performance.



Kenny Day

Advisor, Known thought leader operating at the intersection of politics, policy & media.

Q&A with the Founder

Q: What is the business model?

Hear My Voice, Inc.: Hear My Voice employs an integrated marketing strategy to reach its target market of civic-minded citizens and political organizations. Hear My Voice will continue to incorporate digital and social media marketing campaigns to organically grow our user base. We will expedite user acquisition by leveraging constituent e-mail lists provided us by elected Officials on the Hear My Voice platform. Additionally we will use elected Officials marketing dollars to build user acquisition campaigns to help fast track downloads. And using push notifications, we will continually be driving users back to the site. Hear My Voice's revenue will be generated by targeting for the platform to elected officials (I.e. Mayors, State Attorneys, State Senators and Representatives), as well as future candidates, PACS and Campaign offices. We will also engage Lobbyists and Issue Advocacy Groups. Due to the targeting capabilities of digital advertising, the bulk of our revenue will be generated from Elected Officials using the Hear My Voice platform to direct connect to their constituents. Hear My Voice projects that the lowest priced advertising tier will likely be the most in demand, due to its affordability for both smaller political organizations as well as candidates running campaigns at the State, County or Municipal level. Elected Officials/County Commissions/City Councils will be charged a one-time setup fee and will then be billed a monthly charge (on an annualized agreement). This does not include additional revenue generated through supplemental digital marketing campaigns. Elected Officials will be up-charged $4K or more for each marketing campaign. In our partnership with Broadnet, a technology innovator offering integrated telephone, mobile, and web communications to help clients engage, amplify and understand their audiences, Hear My Voice will also make available the ability to stream video townhalls LIVE!, representing a potential of approximately $30K per year, per Official. By utilizing Hear My Voice for e-mail, digital and social media campaigns, which potentially can generate $8K profit per campaign, Candidates will also deliver an additional revenue stream with the average Candidate estimated to run three (3) such campaigns, per election cycle. Issue Advocacy groups create an additional revenue opportunity and will be charged $18K annually to exist on the Hear My Voice platform. We also have the unique opportunity to charge an estimated $35-$45 CPM for access to use the Hear My Voice data, which could subsequently be used to target voters during election cycles. Last but not least, white labeling is being increasingly using as a major component of a company's online business strategy. This includes technology platforms that are fully rebranded with new logos, graphics and text to conform the product to meet the marketing needs of the partnering company. Hear My Voice will expand its offerings by white labeling the HMV website with a revenue share model designed specifically for media groups.

Q: Please detail your user acquisition strategy?

Hear My Voice, Inc.: We primarily utilize Facebook for our paid user acquisition with an $1-$1.25 CAC. A portion of our client's budget also goes towards paid acquisition. Additionally, we leverage the email databases of their customers to bring them onto the platform. We are also offering our platform at a discount to counties and cities with large e-mail bases to push Hear My Voice out to their citizens.

Q: How do you plan to scale?

Hear My Voice, Inc.: We first need to bring in some sales help for Becky, with immediate plans to hire a salesperson(s) for the Southeast and the Midwest U.S. We also recognize that one of the best opportunities for us to make Hear My Voice more efficient (and profitable) is to move from our current managed service offering to a self-serve model. It currently takes our team approximately 4-6 hours to complete a new profile and issue section. Ultimately moving to a self-service model will reduce on-boarding times to less than 10 minutes per profile. We will continue to invest and maximize the use of our Mobile Analytics & Customer Intelligence tool, Urban Airship. The rest of the money will go toward future app developments such as a gamification and the build out of an Hispanic version of Hear My Voice for which we already own the domain name, www.oyemivoz.co. Ultimately, we intend to continue developing the things that help Hear My Voice attract future investors.

Q: How do you view your exit opportunities?

Hear My Voice, Inc.: We're very excited about our exit strategy opportunities. Our plans within the next 3-5 years are to put Hear My Voice in a position to be acquired by a large media company or data company who does not have an existing mobile platform in the political/issue advocacy space. As we develop deep meaningful political content, we are turning the heads of companies such as Amazon Web Services and Adobe who are always looking for new ways to create data that isn't available to other companies. This would make us a prime target for acquisition.

Q: What falls into advertising?

Hear My Voice, Inc.: This does not include captured advertising revenue, but rather, Hear My Voice's own digital media marketing (I.e., Hear My Voice social media posts on Facebook, Twitter and Instagram) to help build platform awareness and generate downloads of the Hear My Voice app (user acquisition). Also included under advertising are our vendor/partner integrations (I.e., TurboVote, KnowWho and Urban Airship) for which we pay monthly access fees.

Q: What constitutes your Software Maintenance?

Hear My Voice, Inc.: Items categorized as Software Maintenance for accounting purposes actually constitutes ongoing development of the Hear My Voice app across web as well as both iOS and Android mobile platforms.

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Q: Please detail your June customer pipeline.

Hear My Voice, Inc.: At present, we are in discussions with several advocacy groups and political campaigns. We are also in the process of onboarding one (1) advocacy group and have two (2) others poised to launch next month (one will be running two separate campaigns). We also have four (4) candidates committed to our platform, via our relationship with a Campaign Manager who works with 44 Florida candidates and are in conversation with several others. These campaigns will go LIVE! as the candidates announce their official campaign intentions.

Q: Please detail the terms of your SBA loan.

Hear My Voice, Inc.: In Fall of 2016 we secured a $350K SBA loan. The loan term is 7 years and a 6 year 6 month amortization. The interest rate is the Wall Street Journal Prime plus a margin of 2.75% adjusted quarterly. Interest is calculated on a 365/365 day basis. The estimated monthly payments of Principal and Interest are $5,472. Payments may be adjusted on date of a rate change to maintain the original amortization period.

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $750,000	US $750,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $2,500,000	US $2,500,000
Interest rate	5.0%	5.0%
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 14th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by August 14th, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Financial Discussion

Operations

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company has recognized no revenues through December 31, 2016

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because we are still in the pre-revenue and user acquisition stage. It is our plan to achieve and or exceed future profitability during the 12 months following receipt of the offering proceeds based on our projected sales revenues and user acquisition modeling.

The Company currently requires $ we have reached the end of our financial runway from initial funding we are currently less than 20K in monthly burn rate. Presuming a successful raise we project our monthly burn rate to run approximately $60,000 - $65,000 based on our existing growth strategy. a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The offering proceeds will have a beneficial effect on our liquidity, as we currently have less than $10,000 in cash on hand which will be augmented by the offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the offering.

Such additional sources of capital are not necessary to the operations of the Company.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

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Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

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Market Landscape

Addressable Market

According to **Borrell & Associates 2016 Political Campaign Summary (1/17)**, the **2016 Total Election Advertising Spend** was a whopping **$9.8B**. Election spending will continue to increase. In fact, for the **2020 Presidential Election**, over all ad spending is expected to reach **$11.4B** and digital ad spending is expected to exceed **$3.3B** of those funds.

The most under-focused opportunity is in local and state elections which accounted for **59%** (**$5.8M**) of total 2016 election spending. It is fractionalized because major media and digital companies are not focused on bringing highly utilized platforms to local politics. This does not account for the hundreds of millions of unaccounted dollars spent each year to lobby state and local legislation and regulation.

Media spending is rapidly shifting to digital and mobile. Digital is gaining fast on broadcast advertising in competition for political money.Millennials are the largest and most coveted audience and have already shifted to mobile.

Hear My Voice intends to capitalize on this revenue opportunity, capturing it in off-election years.

The Competition

Hear My Voice has key competitive advantages including an unparalleled understanding of the political sales space, a focus on key local and hyper-local markets, our expansion into tele-townhalls to LIVE!, video townhalls on mobile as well as being **CWC** (**Communicating with Congress**) compliant, meeting all Federal security standards.

Hear My Voice provides a unique web-based and mobile platform that allows citizens the opportunity to do more than just vote "agree" or "disagree" on an issue; but actually learn about both sides and from there take real actions to voice their opinions and demands to government representatives.

Hear My Voice provides site users with wealth of resources and information on current issues, whether it be a national concern or local, and these resources are easily accessible.

Hear My Voice eliminates the need for the user to go out and find multiple websites to provide the full range of information. Users connect directly with, and influence, national advocacy organizations that are promoting policies and positions. Using **Hear My Voice** makes it easier than ever before to engage in real issues, with real people, in real time.

Site users can register to vote (currently **Hear My Voice** is the ONLY mobile app that allows voter registration), research issues and policies, read about candidates, discuss positions, debate issues, call or email representatives, and take meaningful steps to facilitate change- all within one platform. They can also share their experiences and opinions to social media (I.e., Facebook, Twitter).

Our biggest plus is allowing our users to take meaningful action, communicating directly with their local legislators at even the most hyper-local levels.

The primary competitors for **Hear My Voice** are polling, opinion, and debate websites that allow Americans to express their viewpoints and opinions. Demand for civic engagement opportunities continue to grow.

The bulk of **Hear My Voice's** challengers come from social media and Government websites.

We have a relatively short list of "direct" competitors in the space. Those most similar include **countable.us**, a San Francisco based technology startup), **icitizen.com**, a platform for civic-minded individuals who want a source of transparent, aggregated information and **brigade.com**, a new beta launch from Sean Parker (Facebook) that promotes itself with the slogan, "Democracy starts when you take a stand". Parker invested $9.3 million of his personal funds to launch the company and app (TechCrunch).

To **Hear My Voice's** advantage, there are very few players in the political/issue advocacy space and NONE of them present issues in a completely non-partisan format and allow users to take REAL action.

Risks and Disclosures

Hear My Voice has a short operating history, with little proof of monetization.

The Company may find that there is less demand from advocacy groups and campaigns for their product which could negatively impact their revenue projections.

Political campaigns are seasonal.

The Company may face unforeseen lumpiness in revenue during non-election years when constituent engagement becomes less important to politicians and political organizations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Rebecca L. Kip and Steven M. Kip who are Chief Executive OfficerStart Date: 10/13/2015 End Date: Current and Chief Operating Officer of the Company. The Company has or intends to enter into employment agreements with Rebecca L. Kip and Steven M. Kip although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Rebecca L. Kip and Steven M. Kip or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Hear My Voice has $25,917 in cash remaining as of April 30th.

If the Company is unable to raise capital in a timely manner, its ability to grow, address its current pipeline of customers, and meet its projections may be negatively impacted.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

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Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as KnowWho, Democracy Works, Broadnet, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.

These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time conversion, if any, might value the company at an amount well below the valuation cap, so you should not view the valuation cap as being an indication of the company's value. Further any interest on the notes is accrued interest, therefore you will not be paid interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

It is unclear how the Crowd Note would be interpreted by a court if we were forced into litigation.

We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when specified conditions occur. However, it is unclear how a court in Delaware would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company and since the notes set the number of underlying securities an investor is entitled to now, but do not provide for interest or a maturity date and only convert in limited circumstances. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

We have not assessed the tax implications of using the Crowd Note.

The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights.

The company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore upon any conversion you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights. Furthermore, the company has issued and may issue convertible notes to investors outside of this offering. Those notes may convert earlier or under terms more favorable than the Crowd Note.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 89.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will be bound by an investment management agreement, which limits your voting rights.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Mobile democracy
for the civic minded™

Presented by:
Hear My Voice, Inc.
Tampa, FL
Becky Kip, Founder/CEO

This presentation contains offering materials prepared solely by HearMyVoice, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

THE PROBLEM:
(SO, YOU THINK THAT YOU KNOW ME?)

Data is expensive, incomplete and difficult for candidates to obtain...

...especially at the local and state levels.

Voters are complex.







Hear My Voice aims to give clients the ability to know their voter better than anyone else and make the deepest possible connections, all in one place!

THE PLATFORM

Hear My Voice helps political groups develop their own deep data!

Push notification example



Hear My Voice
Scott Maddox takes a stand on local issues
Email Scott Maddox
Follow This Issue
HEARMY VOICE
CREATE AN ACCOUNT | SIGN IN
Commissioner Scott Maddox Seat 1
Commissioner Scott Maddox's roots in Tallahassee and his devotion to serving its people run deep. As the son of a police officer and a special education teacher, Maddox learned at an early age what it meant to stand up for those who have no advocate.
TAKE ACTION
EMAIL CONGRESS
CALL YOUR LEGISLATOR
SHARE ISSUE
Should the Florida Right to Solar Energy Choice Initiative (Amendment 1) be approved?
MacBook
TAKE ACTION
FOR
AGAINST
Commissioner Scott Maddox - Seat 1

- Hundreds of federal, state & local issues
- Candidate and Elected Official information
- Available on both mobile AND web
- Easy to use actionable items
- Live polling
- Non-partisan content-both sides of issues
- One-click delivery for communication
- Two-way conversations without hostility
- Virtual Town Halls and Press Conferences
- Returning users get updates on issues they follow

Get users to take action.
Watch user movement on special interests.
Garner deep insight into user behavior.

WHY IT WORKS


Our issue advertising drives people to HMV
ACQUIRE
CREATE
Users profiles and select issues that are important to them
APPEND
Voter file containing 200+ consumer data points
DRIVE
Users to additional topics of potential interest
TRACK
User activities and compile data
SELL
Use data to target voters for specific client messaging
HEARMY VOICE
+
HEARMY VOICE

CLIENT TARGETS

Federal, State and Local levels







CANDIDATES

PAC
POLITICAL ACTION COMMITTEE

HEARMY VOICE
+
HEARMY VOICE

Democrat
Conservative
Green Party
Tea Party
Independ
Libertari
Liberal
Republican
Socialist
Labor

Influence Legislators decisions
Government Associations
Laws LOBBYING GROUPS
Public Interest
Business
morality
Critics
Ethics
Relationships
Regulatory Agencies
Electoral District advocacy
Professional Money Corporations
Own Interest Conflicts congress

ADDRESSABLE MARKET

2016 TOTAL ELECTION ADVERTISING SPEND:

$9.8B

2016 LOBBYING DOLLARS SPENT*:

$3.2B

* Does <u>not</u> include an estimated 50% of unregistered lobbying that goes UNDISCLOSED

Total Addressable Market:

$13B*

HEARMYVOICE intends to capitalize on this revenue opportunity, capturing it in off-election years!

*Source: Borrell & Associates 2016 Political Campaign Summary 1/17

WE BELIEVE IT'S A GROWTH MARKET!

Election spending will continue to increase.
Media spending is shifting to digital and mobile.
Millennials are the largest and most coveted audience and have already shifted to mobile.



ELECTION SPENDING

829% Increase!

$2.1B+ in Digital!

TV RADIO CABLE OTHER DIGITAL

*Source: Borrell & Associates 2016 Political Campaign Summary 1/17

THE LAUNCH

FOCUSED ON: State Republican and Democratic Parties, PACs , Campaign Offices, Advocacy Campaigns

PROJECTED GROSS ANNUAL REVENUE PER CAMPAIGN	PROJECTED NET PROFIT MARGIN	PROJECTED NET REVENUE
$30,000	**55%**	**$16,500**

(Average $2,500 x 12 months per campaign)*

PHASE 2 -SUMMER 2017:
- Launch in three (3) states
- **Florida-** Contested Gubernatorial, major Mayoral races
- **Georgia**: Atlanta Mayoral Race November 2017, Gubernatorial November 2018
- **New Jersey**: Gubernatorial Race November 2017

PHASE 3 FALL/WINTER 2017
- Launch in four (4) additional states
- Thirty-five gubernatorial races in **2018** with four (4) vulnerable incumbent seats: **Illinois-R, Connecticut-D, Pennsylvania-D** and **Rhode Island-D**

***Rate assumptions based on basic package**

COMPETITION



Social Media	Government Websites	icitizen	COUNTABLE
PROS: Large audience	**PROS:** Own and control your content.	**PROS:** Opportunity to connect with organizations	**PROS:** Video delivery tool
CONS: Inability to control content/fake news. Cluttered	**CONS:** No website traffic. Difficult navigation.	**CONS:** Vote on issues but no direct communication to elected officials	**CONS:** Inability to target locally. No focus on candidates or elected officials





HEARMY VOICE

Our Vision: An uncluttered, neutral constituent platform and a communication tool that also serves as an election tool.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

SUMMARY SLIDE

Our Future Path to Revenue
- HMV App Users **+** Who is taking action **= DATA**
- **DATA +** The need to reach voters = **$$$$$**
- Expansion beyond political arena communications and data (i.e. Starbucks)

Value Proposition
- Long term revenue as candidates and elected officials build name recognition on HMV
- Capture new supporters for advocacy groups by using longer education cycle
- Help clients build messaging strategies

A User-Friendly Platform
- Launched iOS and Android in **August '16**
- Website built on the highly scalable **Ruby on Rails** platform.

Powerful Partnerships
- Effective and established relationships with **TurboVote, KnowWho,** and **Broadnet.**

Impressive Social Media Presence with a Solid Base of Users
- As of **April 15, 2017**, Hear My Voice has amassed **13,741** Facebook LIKES, **9,696** Twitter Followers and **5,842** Instagram Followers; all organically grown:)
- Within the **first 4 months** of launch we acquired more than **23,000 mobile downloads**.

THE LEAD TEAM



Becky Kip
Founder and CEO
Background: 19 Year Government/Political Media Sales Management
Companies Include: Sinclair Broadcast, Gannett, CBS, Pandora Radio



Steve Kip
COO
Background: Owner of GamePlan Advertising & Marketing. 35+ years of strategic marketing and sales experience.

ADVISORS



PETER CHERUKURI
As President and Chief Innovation Officer for 1776, Peter works to unite the fragmented startup ecosystem to help startups solve the world's challenges. His career has focused on the technology and business model disruption within the media sector. He has been at the forefront of new media accruing many achievements in the political information industry, as well as having held senior executive positions at POLITICO and Huffington Post.



KENNY DAY
As Senior Vice President of iHeartMedia, an American mass media corporation with the largest reach of any radio and television outlet in America, Day is a recognized thought leader, operating at the intersection of politics, policy and media. He has served numerous political campaigns and advocacy groups, advising on their communication plans and media placements.



GARRY WELSH
An accomplished builder of high performing teams having served more than 20 years as CEO/COO/CFO/CAO for several major companies, Garry's "sweet spot" is delivering breakthroughs in business performance and accelerating value creation. Never tiring of pushing businesses through to the next level, he is always thinking ahead about growth, customers and the talent needed to drive value for shareholders.

Hear My Voice Animation Script (FINAL VERSION)

*Once upon a time, there was a woman named Becky Kip who decided that Americans needed the ability to take action on issues they cared about. So, in August of 2016 she launched a mobile app called **Hear My Voice**, which promised to deliver "mobile democracy for the civic minded."*

Every day, more people began using Hear My Voice to discover, learn and take action on hundreds of issues in a non-partisan environment. They even shared it socially with their friends, which they thought was VERY cool!

One day, elected officials, lobbyists and issue advocacy groups realized THEY could use the platform to get feedback from their constituents which made them VERY happy.

*Because of that, many members of that group decided to add **Hear My Voice** to their marketing and campaign plans.*

*Concept proven with a prospective addressable market of $5.8 billion dollars annually, **Hear My Voice** wants to take advantage of this opportunity and drive returns to its investors!*

So, are you ready to help scale this "Once upon a time" tale?

Potential investors please go to https://www.seedinvest.com/hear.my.voice/seed